                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 6-K

                       Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                             ----------------------

               For the quarterly period ended September 30, 1995
                                              ------------------

                          TEEKAY SHIPPING CORPORATION
                      (Formerly Viking Star Shipping Inc.)
             (Exact name of Registrant as specified in its charter)

                        Tradewinds Building, Sixth Floor
                         Bay Street, P.O. Box SS-6293,
                              Nassau, The Bahamas
                    (Address of principal executive office)

                             ----------------------

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X      Form 40-F
                                   -----              -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes       No   X
                                    -----    -----

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________ ]

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
     REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1995


                                    INDEX



PART I:     FINANCIAL INFORMATION                                                           PAGE
                                                                                            ----
Item 1.  Financial Statements

         Consolidated Statements of Income
               and Retained Earnings for the three and six months
               ended September 30, 1995 and 1994  . . . . . . . . . . . . . . . . . . . . .   3

         Consolidated Balance Sheets -
               September 30, 1995 and March 31, 1995  . . . . . . . . . . . . . . . . . . .   4

         Consolidated Statements of Cash Flows
               for the six months ended September 30, 1995
               and 1994 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

         Notes to Consolidated Financial
               Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

Item 2.  Management's Discussion and Analysis of
               Financial Condition and Results of Operations  . . . . . . . . . . . . . . .  14


PART II:    OTHER INFORMATION   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

SIGNATURES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (Formerly Viking Star Shipping Inc.)

                       CONSOLIDATED STATEMENTS OF INCOME
                             AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)



                                              THREE MONTHS ENDED             SIX MONTHS ENDED
                                              -------------------            ----------------
                                                 SEPTEMBER 30,                SEPTEMBER 30,
                                                 -------------                -------------
                                             1995             1994         1995             1994
                                             ----             ----         ----             ----
                                              $   (UNAUDITED)  $            $   (UNAUDITED)  $
                                             ---  ----------- ---          ---  ----------- ---
REVENUES
Voyage revenues                            81,660           83,619      160,944          162,771
Voyage expenses                            21,656           23,172       43,452           42,515
------------------------------------------------------------------------------------------------------

Net voyage revenue                         60,004           60,447      117,492          120,256
------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Vessel operating expenses                  16,829           19,534       33,496           38,446
Depreciation and amortization (note 2)     20,077           24,483       40,956           48,238
General and administrative                  4,548            4,130        8,812            8,146
------------------------------------------------------------------------------------------------------

Income from vessel operations              18,550           12,300       34,228           25,426
------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest expense                          (15,729)         (16,172)     (31,230)         (31,364)
Interest income                             1,635            1,406        3,182            2,903
Other income (note 9)                       4,318            3,264        3,851            1,018
------------------------------------------------------------------------------------------------------

                                           (9,776)         (11,502)     (24,197)         (27,443)
------------------------------------------------------------------------------------------------------

Net income (loss)                           8,774              798       10,031           (2,017)
Retained earnings, beginning of the
  period                                  407,804          397,364      406,547          400,179
Exchange of redeemable preferred stock
  (note 7)                                (60,000)                      (60,000)
------------------------------------------------------------------------------------------------------

RETAINED EARNINGS, END OF THE PERIOD      356,578          398,162      356,578          398,162
======================================================================================================

Net income (loss) per common share
  (note 7)                              $    0.34        $    0.04    $    0.46        $   (0.11)

Weighted average number of
    common shares outstanding (note 7)  25,689,358       18,000,000   21,865,688       18,000,000




The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (Formerly Viking Star Shipping Inc.)

                          CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                             AT SEPTEMBER 30, 1995   AT MARCH 31, 1995
                                                             ---------------------   -----------------
                                                                       $                     $
                                                                      ---                   ---
                                                                  (UNAUDITED)
                                                                  -----------
ASSETS
CURRENT
Cash                                                                60,465                16,500
Marketable securities (note 9)                                      48,802                69,239
Restricted cash                                                      3,623                 7,634
Accounts receivable
  -trade                                                            20,948                16,875
  -vessel sale                                                                            17,283
  -other                                                             2,812                 3,271
Prepaid expenses and other assets                                   13,574                13,273
------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                               150,224               144,075
------------------------------------------------------------------------------------------------------

VESSELS AND EQUIPMENT (notes 2, 5, 6 and 10)
At cost, less accumulated depreciation of $343,838
   (March 31, 1995 - $312,281)                                   1,152,171             1,142,972
Acquired under capital lease, less accumulated amortization
   of $398                                                          49,813
Advances on vessels                                                                        5,066
------------------------------------------------------------------------------------------------------

TOTAL VESSELS AND EQUIPMENT                                      1,201,984             1,148,038
------------------------------------------------------------------------------------------------------

Investment in 50% owned company                                      4,468                 3,758
Other assets                                                         9,240                10,603
------------------------------------------------------------------------------------------------------

                                                                 1,365,916             1,306,474
======================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Accounts payable                                                    10,542                11,480
Accrued liabilities                                                 12,542                13,054
Current portion of long-term debt (notes 5 and 8)                   58,906                74,479
Current portion of capital lease obligation (notes 6 and 8)          2,709
------------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                           84,699                99,013
------------------------------------------------------------------------------------------------------

Long-term debt (notes 5 and 8)                                     652,969               768,395
Capital lease obligation (notes 6 and 8)                            41,200
------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                  778,868               867,408
------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital stock (note 7)                                             230,613                33,001
Retained earnings                                                  356,578               406,547
Less net unrealized loss on marketable securities                      143                   482
------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                         587,048               439,066
------------------------------------------------------------------------------------------------------

                                                                 1,365,916             1,306,474
======================================================================================================

Commitments and contingencies (note 8).

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (Formerly Viking Star Shipping Inc.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                     SIX MONTHS ENDED SEPTEMBER 30,
                                                                     ------------------------------
                                                                       1995                   1994
                                                                       ----                   ----
                                                                         $    (UNAUDITED)      $
                                                                        ---   -----------     ---
Cash provided by (used for)

OPERATING ACTIVITIES
Net income (loss)                                                    10,031                 (2,017)
Add (deduct) charges to operations not requiring
  a payment of cash:
    Depreciation and amortization                                    40,956                 48,238
    Foreign currency exchange gain                                      (84)                  (305)
    Gain on disposition of assets                                    (3,728)                (3,698)
    Loss on marketable securities                                       110                  2,719
    Equity income                                                      (704)
    Other                                                               709
    Change in non-cash working capital items related to
      operating activities                                           (5,402)                 6,301
-------------------------------------------------------------------------------------------------------

NET CASH FLOW FROM OPERATING ACTIVITIES                              41,888                 51,238
-------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                        223,000
Scheduled repayments of long-term debt                              (34,880)               (44,147)
Prepayments of long-term debt                                      (317,901)                (6,533)
Scheduled repayments of capital lease obligation                       (640)
Decrease (increase) in restricted cash                                4,011                   (490)
Net proceeds from stock issuance                                    137,613
Capitalized loan costs                                                 (866)                  (942)
-------------------------------------------------------------------------------------------------------

NET CASH FLOW FROM FINANCING ACTIVITIES                              10,337                (52,112)
-------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment (net of capital
  lease financing of $44,550; September 30, 1994 - $0)              (47,527)                (4,273)
Expenditures for drydocking                                          (4,193)                (7,121)
Proceeds from disposition of assets                                  22,794                  4,220
Increase in investment                                                                        (400)
Proceeds on sale of available-for-sale securities                    53,332
Purchases of available-for-sale securities                          (32,666)
Increase in marketable securities                                                           (2,073)
-------------------------------------------------------------------------------------------------------

NET CASH FLOW FROM INVESTING ACTIVITIES                              (8,260)                (9,647)
-------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                          43,965                (10,521)
Cash, beginning of the period                                        16,500                 38,614
-------------------------------------------------------------------------------------------------------

CASH, END OF THE PERIOD                                              60,465                 28,093
=======================================================================================================





The accompanying notes are an integral part of the consolidated financial statements.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS) (INFORMATION AS AT SEPTEMBER 30, 1995, AND FOR THE THREE-MONTH
    AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1994 IS UNAUDITED)


1.       BASIS OF PRESENTATION

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1995. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and six-month periods ended September 30, 1995 are not necessarily indicative of those for a full fiscal year.

         Certain of the prior period comparative figures have been reclassified where necessary to conform with the presentation used in the current period.

2.       CHANGE IN ESTIMATE

         Effective April 1, 1995, the Company revised its estimates of the residual values of its vessels. The effect of this change in estimated residual values was to reduce depreciation expense for the six-month and three-month periods ended September 30, 1995 by $4.8 million (or $0.22 per common share) and $2.8 million (or $0.11 per common share), respectively.

3.       CASH FLOWS

         Cash interest paid during the six-month periods ended September 30, 1995 and 1994 totalled approximately $31,895,000 and $32,421,000, respectively.

4.       INCOME TAXES

         The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

5.       LONG-TERM DEBT

                                                                      SEPTEMBER 30,              MARCH 31,
                                                                          1995                     1995
                                                                            $                        $
        -----------------------------------------------------------------------------------------------------
        Revolving Credit Facility                                        88,000
        First Preferred Ship Mortgage Notes (9 5/8%)
          U.S. dollar debt due through 2004                             151,200                   175,000
        Floating rate (LIBOR + 1% to 1 1/2%)
          U.S. dollar debt due through 2006                             472,675                   667,874
        -----------------------------------------------------------------------------------------------------
                                                                        711,875                   842,874
        Less current portion of long-term debt                           58,906                    74,479
        -----------------------------------------------------------------------------------------------------
                                                                        652,969                   768,395
        =====================================================================================================

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS) (INFORMATION AS AT SEPTEMBER 30, 1995, AND FOR THE THREE-MONTH
    AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1994 IS UNAUDITED)


5.       LONG-TERM DEBT - CONT'D

         In May 1995, the Company negotiated a revolving credit facility, (the "Facility"), with three commercial banks providing for borrowings of up to $243 million in order to refinance certain of the existing debt obligations of the Company and to finance vessel acquisitions. The Facility is collateralized initially by first priority mortgages granted on fourteen of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Facility. The commitment amount will be reduced in 16 semi-annual instalments commencing six months after the initial drawdown date, together with a final balloon payment coincident with the final semi-annual reduction. Interest payments are based on LIBOR plus a margin ranging from 0.80% to 1.25% which is dependent on the financial leverage of the Company.

         In June 1995, the Company made an initial drawdown on the Facility in the amount of $223 million and simultaneously prepaid approximately $204 million in other floating rate debt.

         In July 1995, using part of the proceeds from the initial public offering, the Company prepaid $135 million of the Facility.

         During the first quarter of fiscal 1996, the Company retired $23.8 million of its First Preferred Ship Mortgage Notes, utilizing approximately $18.5 million of funds available under the Facility.

         Six of the Company's subsidiaries, Diamond Spirit Inc., Sebarok Spirit Inc., VSSI Bulkers Inc., VSSI Deepsea Inc., VSSI Star Inc., and VSSI Ulsan Inc. ("the Guarantor Subsidiaries") have guaranteed the First Preferred Ship Mortgage Notes due July 2003 issued by Teekay Shipping Corporation to a maximum of 95% of the fair value of their net assets. As of September 30, 1995, the fair value of the net assets of the Guarantor Subsidiaries approximated $201 million.

         Condensed financial information regarding the Company, the Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out on Schedule A of these consolidated financial statements.

6.       CAPITAL LEASE OBLIGATION

         On August 7, 1995, the Company took delivery of a bareboat hire purchased vessel which is accounted for as a capital lease.

                                                                      SEPTEMBER 30,              MARCH 31,
                                                                          1995                     1995
                                                                            $                        $
        ------------------------------------------------------------------------------------------------------
        Floating rate (LIBOR + 1.25%)
          U.S. dollar capital lease due through 2008                     43,909
        Less current portion of capital lease obligation                  2,709
        ------------------------------------------------------------------------------------------------------

                                                                         41,200
        ======================================================================================================


         The Company holds a purchase option on this vessel which is exercisable, at the Company's discretion, on any monthly lease payment date at a price equal to the unpaid principal balance of the capital lease obligation outstanding as at the date the purchase option is exercised.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS) (INFORMATION AS AT SEPTEMBER 30, 1995, AND FOR THE THREE-MONTH
    AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1994 IS UNAUDITED)


7.       CAPITAL STOCK


         AUTHORIZED

           25,000,000      Preferred Stock with a par value of $1 each.
          125,000,000      Common Stock with no par value

        ------------------------------------------------------------------------------------------------------

                                                             Common     Thousands      Preferred     Thousands
        Issued and outstanding                               Stock      of shares        Stock       of shares
        ------------------------------------------------------------------------------------------------------
        Balance March 31, 1994 and 1995                     $33,000       36,000          $1             600

        May 15, 1995 1-for-2 Reverse Common
          Stock Split                                                    (18,000)

        July 19, 1995 Initial Public Offering
          6,900,000 million shares @ $21.50 per share
          of Common Stock (net of share issue costs)        137,613        6,900

        July 19, 1995 Exchange of Redeemable Preferred
          Stock for 2,790,698 shares of Common Stock         60,000        2,791          (1)           (600)
        ------------------------------------------------------------------------------------------------------
        Balance September 30, 1995                         $230,613       27,691           0               0

        ======================================================================================================



         Effective May 15, 1995, the Company completed a reverse stock split of its Common Stock on a 1 for 2 basis, effectively changing its outstanding Common Stock from 36 million to 18 million shares.

         On July 19, 1995, the Company completed its initial public offering of 6,900,000 shares of its Common Stock. The Company's Common Stock was initially offered at a price of $21.50 per share, resulting in aggregate net proceeds to the Company of approximately $137.6 million. $135 million of the net proceeds from the offering was used to reduce the amounts outstanding under the Company's revolving credit facility.

         In conjunction with the completion of the initial public offering, the Company exchanged all of its outstanding Redeemable Preferred Stock for 2,790,698 shares of Common Stock. The Company has reserved 2,148,571 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan, of which options to purchase up to 796,750 shares of Common Stock, at an exercise price of $21.50 per share, were granted concurrent with the consummation of the offering.

         Net income (loss) per common share is based upon the weighted average number of common shares outstanding during each period, after giving effect to the 1 for 2 reverse stock split. Stock options have not been included in the computation of net income (loss) per common share since their effect thereon would not be material.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS) (INFORMATION AS AT SEPTEMBER 30, 1995, AND FOR THE THREE-MONTH
    AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1994 IS UNAUDITED)


8.      COMMITMENTS AND CONTINGENCIES

        As at September 30, 1995, the Company was committed to a series of interest rate swap agreements whereby $175 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 4.5 months. The swap agreements expire between October 1995 and April 1996. These arrangements effectively change the Company's interest rate exposure on $175 million of debt from a floating LIBOR rate to an average fixed rate of 5.68%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

        As at September 30, 1995, the Company was a party to interest rate cap contracts which effectively limit the interest rate exposure on $200 million of the Company's floating rate debt to a maximum of 8%. $100 million of the contracts became effective on February 24, 1995; the remaining $100 million of contracts became effective on October 2, 1995. All of the contracts expire on April 1, 1997. The premiums paid by the Company have been recorded at cost and are being amortized over the lives of the individual contracts. Receipts, if any, under the interest rate cap contracts are reflected as adjustments to interest expense since the contracts are designated as hedges in connection with long-term debt obligations.

        As at September 30, 1995, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 1 billion and Singapore dollars 472,000 for U.S. dollars, at an average rate of Japanese Yen per 95.18 U.S. dollar and Singapore dollar 1.40 per U.S. dollar, respectively. Of these, contracts for Japanese Yen 850 million are attributable to a hedge in connection with the Company's 50% portion of a Japanese Yen-denominated-long-term debt obligation held in Viking Consolidated Shipping Corp., a joint venture in which the Company has a 50% interest. Foreign exchange gains and losses, if any, arising from these contracts are reflected as adjustments to the Company's equity in the results of Viking Consolidated Shipping Corp. The remaining foreign exchange contracts are for the purpose of hedging accounts payable and accrued liabilities.

        The Company has guaranteed vessel loans of Viking Consolidated Shipping Corp. At September 30, 1995, the guaranteed portions of these loans amounted to $17.8 million.

9.      OTHER INCOME

                                                              THREE MONTHS                  SIX MONTHS
                                                           ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                                           -------------------         -------------------
                                                          1995             1994       1995             1994
                                                           $                $           $                $
        -------------------------------------------------------------------------------------------------------
        Gain on disposition of assets                   3,728            3,698      3,728             3,698
        Loss on marketable securities                    (180)            (653)      (110)           (2,719)
        Foreign currency exchange gain (loss)            (455)             (96)      (513)               39
        Equity in results of 50% owned company          1,278              315        704
        Miscellaneous - net                               (53)                         42
        -------------------------------------------------------------------------------------------------------

                                                        4,318            3,264      3,851             1,018
        =======================================================================================================

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     (FORMERLY VIKING STAR SHIPPING INC.)
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS) (INFORMATION AS AT SEPTEMBER 30, 1995, AND FOR THE THREE-MONTH
    AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1995 AND 1994 IS UNAUDITED)


10.      SUBSEQUENT EVENTS

         Subsequent to September 30, 1995, the Company entered into an agreement for the sale of a vessel for $6.0 million. This sale, if consummated will result in a net gain of approximately $5.4 million.

         Subsequent to September 30, 1995, the Company entered into an additional $250 million in interest rate swap agreements with three commercial banks. These swap agreements have an average life of 3 years, expiring between October 1998 and December 1998, and effectively change the Company's interest rate exposure on $250 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%.

         Subsequent to September 30, 1995, the Company entered into an agreement to acquire a 1987-built Aframax tanker, whereby the Company will time-charter the vessel for a period of one year and then purchase the vessel for $26.5 million.

                                                                  SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      (FORMERLY VIKING STAR SHIPPING INC.)

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                        THREE MONTHS ENDED SEPTEMBER 30, 1995
                                        ---------------------------------------------------------------------------
                                                                                                      TEEKAY
                                           TEEKAY       GUARANTOR    NON-GUARANTOR                 SHIPPING CORP.
                                        SHIPPING CORP.  SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS  & SUBSIDIARIERIES
                                              $              $             $              $              $
                                        --------------  ------------  ------------  ------------  -----------------
Revenues                                                    7,400       133,922       (59,662)          81,660
Operating Expenses                              226         4,876       117,697       (59,689)          63,110
                                        ---------------------------------------------------------------------------
   Income from vessel operations               (226)        2,524        16,225            27           18,550

Net interest expense                         (4,116)          (55)       (9,923)                       (14,094)
Equity in net income of subsidiaries         13,068                                   (11,790)           1,278
Other income                                     48           147         2,845                          3,040
                                        ---------------------------------------------------------------------------
Net income (loss)                             8,774         2,616         9,147       (11,763)           8,774
Retained earnings, beginning of the
  period                                    407,804        16,737        50,774       (67,511)         407,804
                                        ---------------------------------------------------------------------------

Exchange of redeemable preferred stock      (60,000)                                                   (60,000)
Dividends paid
                                        ---------------------------------------------------------------------------
Retained earnings, end of the period        356,578        19,353        59,921       (79,274)         356,578
                                        ===========================================================================

                                                                THREE MONTHS ENDED SEPTEMBER 30, 1994
                                        ---------------------------------------------------------------------------
                                                                                                     TEEKAY
                                           TEEKAY       GUARANTOR     NON-GUARANTOR               SHIPPING CORP.
                                        SHIPPING CORP.  SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS  & SUBSIDIARIES
                                              $              $             $              $              $
                                        --------------  ------------  ------------  ------------  -----------------
Revenues                                                   8,340         137,780      (62,501)         83,619
Operating Expenses                            397          6,202         127,212      (62,492)         71,319
                                        ---------------------------------------------------------------------------
   Income from vessel operations             (397)         2,138          10,568           (9)         12,300

Net interest expense                       (4,401)           130         (10,495)                     (14,766)
Equity in net income of subsidiaries        5,596                                      (5,281)            315
Other income                                                               2,949                        2,949
                                        ---------------------------------------------------------------------------
Net income (loss)                             798          2,268           3,022       (5,290)            798
Retained earnings, beginning of the
  period                                  397,364         48,533          81,180     (129,713)        397,364
                                        ---------------------------------------------------------------------------

Exchange of redeemable preferred stock
Dividends paid
                                        ---------------------------------------------------------------------------
Retained earnings, end of the period      398,162         50,801          84,202     (135,003)        398,162
                                        ===========================================================================

                                                                SIX MONTHS ENDED SEPTEMBER 30, 1995
                                        ---------------------------------------------------------------------------
                                                                                                     TEEKAY
                                           TEEKAY       GUARANTOR     NON-GUARANTOR               SHIPPING CORP.
                                        SHIPPING CORP.  SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS  & SUBSIDIARIES
                                              $              $             $              $              $
                                        --------------  ------------  ------------  ------------  -----------------
Revenues                                                  14,592         267,993     (121,641)        160,944
Operating Expenses                            697         10,435         238,309     (122,725)        126,716
                                        ---------------------------------------------------------------------------
   Income from vessel operations             (697)         4,157          29,684        1,084          34,228

Net interest expense                       (7,314)           (60)        (20,674)                     (28,048)
Equity in net income of subsidiaries       16,879                                     (16,175)            704
Other income                                1,163            147           1,837                        3,147
                                        ---------------------------------------------------------------------------
Net income (loss)                          10,031          4,244          10,847      (15,091)         10,031
Retained earnings, beginning of the
  period                                  406,547         22,309          84,274     (106,583)        406,547
                                        ---------------------------------------------------------------------------

Exchange of redeemable preferred stock    (60,000)                                                    (60,000)
Dividends paid                                            (7,200)        (35,200)      42,400
                                        ---------------------------------------------------------------------------
Retained earnings, end of the period      356,578         19,353          59,921      (79,274)        356,578
                                        ===========================================================================













                                                                SIX MONTHS ENDED SEPTEMBER 30, 1994
                                        ---------------------------------------------------------------------------
                                                                                                     TEEKAY
                                           TEEKAY       GUARANTOR     NON-GUARANTOR               SHIPPING CORP.
                                        SHIPPING CORP.  SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS  & SUBSIDIARIES
                                              $              $             $              $              $
                                        --------------  ------------  ------------  ------------  -----------------
Revenues                                                  16,223         268,446     (121,898)        162,771
Operating Expenses                            801         12,442         246,121     (122,019)        137,345
                                        ---------------------------------------------------------------------------
   Income from vessel operations             (801)         3,781          22,325          121          25,426

Net interest expense                       (8,659)           285         (20,087)                     (28,461)
Equity in net income of subsidiaries        7,443                                      (7,443)
Other income                                                               1,018                        1,018
                                        ---------------------------------------------------------------------------
Net income (loss)                          (2,017)         4,066           3,256       (7,322)         (2,017)
Retained earnings, beginning of the
  period                                  400,179         46,735          80,946     (127,681)        400,179
                                        ---------------------------------------------------------------------------

Exchange of redeemable preferred stock
Dividends paid
                                        ---------------------------------------------------------------------------
Retained earnings, end of the period      398,162         50,801          84,202     (135,003)        398,162
                                        ===========================================================================

_________________
(See Note 5)

                                                                   SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      (FORMERLY VIKING STAR SHIPPING INC.)

                            CONDENSED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                                          AS AT SEPTEMBER 30, 1995
                                                  -----------------------------------------------------------------------
                                                                                                              TEEKAY
                                                    TEEKAY        GUARANTOR    NON-GUARANTOR               SHIPPING CORP.
                                                  SHIPPING CORP. SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS  & SUBSIDIARIES
                                                       $              $             $             $             $
                                                  -------------  ------------  ------------- ------------  ---------------
   ASSETS
Cash                                                      131         6,607        53,727                      60,465
Restricted cash                                                                     3,623                       3,623
Other current assets                                       82         1,165        84,979           (90)       86,136
                                                  ------------------------------------------------------------------------
   Total current assets                                   213         7,772       142,329           (90)      150,224

Vessels and equipment (net)                                         144,439     1,057,545                   1,201,984
Advances due from subsidiaries                        509,850                                  (509,850)
Other assets (principally
   investments in subsidiaries)                       231,281                       4,665      (222,238)       13,708
                                                  ------------------------------------------------------------------------
                                                      741,344       152,211     1,204,539      (732,178)    1,365,916
                                                  ========================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                                     3,096         1,099        80,597           (93)       84,699
Long-term debt                                        151,200                     501,769                     652,969
Capital lease obligation                                                           41,200                      41,200
Due to parent                                                                     515,335      (515,335)
                                                  ------------------------------------------------------------------------
   Total liabilities                                  154,296         1,099     1,138,901      (515,428)      778,868
                                                  ------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                         230,613             6         5,723        (5,729)      230,613
Contributed capital                                                 131,753                    (131,753)
Retained earnings                                     356,578        19,353        59,921       (79,274)      356,578
Less net unrealized loss on marketable
   securities                                             143                                                     143
                                                  ------------------------------------------------------------------------
   Total stockholders' equity                         587,048       151,112        65,644      (216,756)      587,048
                                                  ------------------------------------------------------------------------
                                                      741,344       152,211     1,204,545      (732,184)    1,365,916
                                                  ========================================================================


                                                                          AS AT MARCH 31, 1995
                                                 ------------------------------------------------------------------------
                                                                                                              TEEKAY
                                                     TEEKAY      GUARANTOR     NON-GUARANTOR               SHIPPING CORP.
                                                  SHIPPING CORP. SUBSIDIARIES  SUBSIDIARIES  ELIMINATIONS  & SUBSIDIARIES
                                                       $             $             $             $              $
                                                  -------------- ------------  ------------- ------------  ---------------
   ASSETS
Cash                                                       97         6,856         9,547                      16,500
Restricted cash                                                                     7,634                       7,634
Other current assets                                      180         1,287       118,685          (211)      119,941
                                                  ------------------------------------------------------------------------
   Total current assets                                   277         8,143       135,866          (211)      144,075

Vessels and equipment (net)                                         162,812       985,226                   1,148,038
Advances due from subsidiaries                        354,330                                  (354,330)
Other assets (principally
   investments in subsidiaries)                       264,302                       4,935      (254,876)       14,361
                                                  ------------------------------------------------------------------------
                                                      618,909       170,955     1,126,027      (609,417)    1,306,474
                                                  ========================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                                     4,843         2,214        92,142          (186)       99,013
Long-term debt                                        175,000                     593,395                     768,395
Capital lease obligation
Due to parent                                                                     358,223      (358,223)
                                                  ------------------------------------------------------------------------
   Total liabilities                                  179,843         2,214     1,043,760      (358,409)      867,408
                                                  ------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                          33,001            11         5,922        (5,933)       33,001
Contributed capital                                                 138,492                    (138,492)
Retained earnings                                     406,547        30,238        76,345      (106,583)      406,547
Less net unrealized loss on marketable
   securities                                             482                                                     482
                                                  ------------------------------------------------------------------------
   Total stockholders' equity                         439,066       168,741        82,267      (251,008)      439,066
                                                  ------------------------------------------------------------------------
                                                      618,909       170,955     1,126,027      (609,417)    1,306,474
                                                  ========================================================================

_________________
(See Note 5)

                                                                   SCHEDULE A

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                     (FORMERLY VIKING STAR SHIPPING INC.)
                                  SCHEDULE A

                       CONDENSED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)




                                                                           SIX MONTHS ENDED SEPTEMBER 30, 1995
                                                  ---------------------------------------------------------------------------------
                                                                                                                       TEEKAY
                                                     TEEKAY          GUARANTOR     NON-GUARANTOR                    SHIPPING CORP
                                                  SHIPPING CORP.   SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    & SUBSIDIARIES
                                                        $               $                $                $                $
                                                  ---------------  ------------    --------------   ------------    --------------
Cash provided by (used for)
OPERATING ACTIVITIES
                                                  ---------------------------------------------------------------------------------
   Net cash flow from operating activities           (8,625)           7,658            42,855                          41,888
                                                  ---------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                           223,000                         223,000
Repayments of long-term debt                        (22,580)                          (330,201)                       (352,781)
Repayments of capital lease obligations                                                   (640)                           (640)
Net proceeds from stock issuance                    137,613                                                            137,613
Other                                              (155,520)          (7,200)          165,865                           3,145
Financing activities of discontinued
  operations
                                                  ---------------------------------------------------------------------------------
   Net cash flow from financing activities          (40,487)          (7,200)           58,024                          10,337
                                                  ---------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                  (168)          (51,552)                        (51,720)
Proceeds from disposition of assets                                                     22,794                          22,794
Other                                                49,146              431           (28,911)                         20,666
Investing activities of discontinued operations
                                                  ---------------------------------------------------------------------------------
   Net cash flow from investing activities           49,146              263           (57,669)                         (8,260)
                                                  ---------------------------------------------------------------------------------
Increase (decrease) in cash                              34              721            43,210                          43,965
Cash (deficiency), beginning of the period               97            5,886            16,500                          16,500
                                                  ---------------------------------------------------------------------------------
Cash (deficiency), end of the period                    131            6,607            59,710                          60,465
                                                  =================================================================================



                                                                           SIX MONTHS ENDED SEPTEMBER 30, 1994
                                                  ---------------------------------------------------------------------------------
                                                                                                                       TEEKAY
                                                     TEEKAY          GUARANTOR     NON-GUARANTOR                    SHIPPING CORP
                                                  SHIPPING CORP.   SUBSIDIARIES    SUBSIDIARIES     ELIMINATIONS    & SUBSIDIARIES
                                                        $               $                $                $                $
                                                  ---------------  ------------    --------------   ------------    ---------------
Cash provided by (used for)
OPERATING ACTIVITIES
                                                  ---------------------------------------------------------------------------------
   Net cash flow from operating activities            (8,961)           9,095           51,104                          51,238
                                                  ---------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt
Repayments of long-term debt                                                           (50,680)                        (50,680)
Repayments of capital lease obligations
Net proceeds from stock issuance
Other                                                  8,878                           (10,310)                         (1,432)
Financing activities of discontinued
  operations
                                                  ---------------------------------------------------------------------------------
   Net cash flow from financing activities             8,878                0          (60,990)                        (52,112)
                                                  ---------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                   (472)         (10,922)                        (11,394)
Proceeds from disposition of assets                                                      4,220                           4,220
Other                                                   (462)              62           (2,073)                         (2,473)
Investing activities of discontinued operations
                                                  ---------------------------------------------------------------------------------
   Net cash flow from investing activities              (462)            (410)          (8,775)                         (9,647)
                                                  ---------------------------------------------------------------------------------
Increase (decrease) in cash                             (545)           8,685          (18,661)                        (10,521)
Cash (deficiency), beginning of the period              (242)          13,736           25,120                          38,614
                                                  ---------------------------------------------------------------------------------
Cash (deficiency), end of the period                    (787)          22,421            6,459                          28,093
                                                  =================================================================================

_________________
(See Note 5)

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                      (FORMERLY VIKING STAR SHIPPING INC.)
                               SEPTEMBER 30, 1995
                         PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

GENERAL

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services through its fleet of 41 predominantly Aframax tankers (including two vessels 50% owned through a joint venture). The charter rates that the Company is able to obtain for these services are determined in a competitive global tanker charter market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of and demand for vessel capacity. The Company's future operating results will be subject to the cyclical nature of the tanker industry.

The Company operates its tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has also historically led to increased oil trading activities. As a result, revenues have usually been stronger for the Company in its third and fourth fiscal quarters.

THREE MONTHS ENDED SEPTEMBER 30, 1995 VERSUS THREE MONTHS ENDED SEPTEMBER 30,
1994

Operating results for the second quarter of fiscal 1996 reflected the improvement in average time charter equivalent ("TCE") rates experienced by the Company's fleet during the past 12 months. Despite a 9.3% decrease in the average size of the Company's fleet of 100%-owned vessels from 43 in the second quarter of fiscal 1995 to 39 in the second quarter of fiscal 1996, voyage revenues decreased by only 2.3% to $81.7 million from $83.6 million. Net voyage revenue was down only 0.7%, to $60.0 million in the second quarter of fiscal 1996 from $60.4 million in the second quarter of fiscal 1995. This reflects an improvement in TCE rates, as well as the increased capacity and fuel efficiency associated with the Company's newer fleet. The Company expects to complete the sale of its last mid-1970s built tanker during the third quarter of fiscal 1996. The disposal of these older and less efficient vessels over the past two years has reduced the Company's fleet size and therefore reduced operating expenses, but has not reduced net voyage revenues to the same degree.

Vessel operating expenses decreased 13.8% to $16.8 million in the second quarter of fiscal 1996 from $19.5 million in the second quarter of fiscal 1995. This is a function of the reduced fleet size, as well as the result of a stable operating cost environment.

Depreciation and amortization decreased 18.0% to $20.1 million in the second quarter of fiscal 1996 from $24.5 million in the second quarter of fiscal 1995, again a function of the reduction in fleet size, and as a result of a revision to estimates of residual values of the Company's vessels. This change in estimate had the effect of reducing depreciation expense by approximately $2.8 million in the second quarter of fiscal 1996. Depreciation and amortization expense included amortization of drydocking costs of $2.0 million in the second quarter of fiscal 1996 and $2.7 million in the second quarter of fiscal 1995.

General and administrative expenses increased 10.1% to $4.5 million in the second quarter of fiscal 1996 from $4.1 million in the second quarter of fiscal 1995, primarily as a result of costs associated with the acquisition of Teekay Shipping Limited in March, 1995.

The combination of improved TCE rates, a more modern and efficient fleet, and stable costs, resulted in a 51.2% increase in income from vessel operations to $18.6 million in the second quarter of fiscal 1996 from $12.3 million in the second quarter of fiscal 1995.

A reduction in debt levels caused interest expense to decrease 2.7% to $15.7 million in the second quarter of fiscal 1996 from $16.2 million in the second quarter of fiscal 1995. As of September 30, 1995, the Company had a total of $755.8 million in debt and capital lease obligations, down from $894.8 million a year earlier. Interest income was $1.6 million in the second quarter of fiscal 1996, up from $1.4 million in the second quarter of fiscal 1995 as a result of higher cash and marketable securities balances.

Other income totalled $4.3 million in the second quarter of fiscal 1996, including a $3.7 million gain on the sale of a vessel. Other income in the second quarter of fiscal 1995 totalled $3.3 million, and also included a $3.7 million gain on the sale of a vessel. Both of these vessels were mid-1970s built Aframax tankers which are nearing the end of their useful lives.

SIX MONTHS ENDED SEPTEMBER 30, 1995 VERSUS SIX MONTHS ENDED SEPTEMBER 30, 1994

Despite a 9.3% decrease in average size of the Company's fleet of 100%-owned vessels from 43 to 39, voyage revenues decreased by only 1.1% to $160.9 million in the first half of fiscal 1996 from $162.8 million in the first half of fiscal 1995, and net voyage revenue was down 2.3%, to $117.5 million from $120.3 million. This reflects an improvement in tanker charter market conditions, as well as the increased capacity and fuel efficiency associated with a more modern fleet.

Vessel operating expenses decreased 12.9% to $33.5 million in the first half of fiscal 1996 from $38.4 million in the first half of fiscal 1995, a result of the decline in fleet size as well as the result of a stable operating cost environment.

Depreciation and amortization decreased 15.1% to $41.0 million in the first half of fiscal 1996 from $48.2 million in the first half of fiscal 1995, due to the decline in fleet size and a revision to estimates of residual values of the Company's vessels. This change in estimate had the effect of reducing depreciation expense by approximately $4.8 million in the first half of fiscal 1996. Depreciation and amortization expense included amortization of drydocking costs of $4.2 million in the first half of fiscal 1996 and $5.0 million in the first half of fiscal 1995.

General and administrative expenses increased 8.2% to $8.8 million in the first half of fiscal 1996 from $8.1 million in the first half of fiscal 1995 primarly as a result of the acquisition of Teekay Shipping Limited in March, 1995.

As a result of the above, income from vessel operations increased 34.6% to $34.2 million in the first half of fiscal 1996 from $25.4 million in the first half of fiscal 1995.

Interest expense remained virtually unchanged at $31.2 million in the first half of fiscal 1996, compared to $31.4 million in the first half of fiscal
1995. A continued decline in the Company's total debt and a reduction in the Company's average credit spread on commercial bank borrowings were offset by the increase in short-term interest rates during 1994. Changes in market interest rates have had a delayed effect on interest expense, as rates on the Company's floating rate debt are set in advance, for three to six month periods. Interest income increased 9.6% to $3.2 million in the first half of fiscal 1996 from $2.9 million in the first half of fiscal 1995 as a result of higher cash and marketable securities balances.

Other income during the first half of fiscal 1996 was $3.9 million, consisting primarily of a $3.7 million gain on sale of a vessel. Other income during the first half of fiscal 1995 was $1.0 million, consisting primarily of a $3.7 million gain on the sale of a vessel, offset by a $2.7 million loss on marketable securities.

The following table illustrates the relationship between fleet size (measured in ship-days), time charter equivalent ("TCE") per revenue-generating ship-day performance, and operating results per calendar ship-day:

                                                THREE MONTHS ENDED               SIX MONTHS ENDED
                                             SEPT 30/95    SEPT 30/94        SEPT 30/95    SEPT 30/94
         ----------------------------------------------------------------------------------------------
         Total Calendar ship-days               3,603         3,955             7,080         7,868
         Non-revenue days                         188           217               345           459
         ----------------------------------------------------------------------------------------------
         Revenue-generating ship-days (A)       3,415         3,738             6,735         7,409
         ----------------------------------------------------------------------------------------------
         Net voyage revenue                   $ 60.0m       $ 60.4m          $ 117.5m      $ 120.3m
         Add back: commissions                   1.4m          1.3m              2.6m          2.5m
         ----------------------------------------------------------------------------------------------
         Net voyage revenue before
           commissions (B)                    $ 61.4m       $ 61.7m          $ 120.1m      $ 122.8m
         ----------------------------------------------------------------------------------------------
         TCE per revenue-generating
           ship-day (B/A)                    $ 17,979      $ 16,518          $ 17,828      $ 16,575
         ----------------------------------------------------------------------------------------------
         Operating results per calendar ship-day:
                 Net voyage revenue          $ 16,653      $ 15,284          $ 16,596      $ 15,284
                 Vessel operating expense       4,671         4,939             4,731         4,886
                 General and Administrative
                   expense                      1,262         1,044             1,245         1,035
                 Drydocking expense               570           689               590           631

         ----------------------------------------------------------------------------------------------

         Operating cash flow per
           calendar ship-day                 $ 10,150       $ 8,612          $ 10,030       $ 8,732
         ==============================================================================================



The decrease in calendar ship-days in the second quarter and first half of fiscal 1996, is a result of the disposal of older Aframax tankers as part of the Company's ongoing fleet modernization program.

TCE per revenue-generating ship-day increased 8.8% in the second quarter and 7.6% in the first half of fiscal 1996 over the comparable prior periods, reflecting the improvement in charter market conditions as well as the increased capacity and fuel efficiency of a more modern fleet.

Total expenses, including drydocking and general and administrative expenses, were relatively constant on a per-day basis throughout the periods shown above. Therefore, the increases in TCE per revenue-generating ship-day caused operating cash flow per calendar ship-day to increase by 17.9% in the second quarter and 14.9% in the first half of fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity requirements of the Company relate to servicing its debt, funding the equity portion of investments in vessels, funding working capital and maintaining cash reserves against fluctuations in operating cash flow. Net cash flow generated by operations has historically been the main source of liquidity for the Company. Additional sources of liquidity have included proceeds from asset sales and refinancings.

During the current fiscal year, the Company has undertaken further steps to improve its financial position and liquidity. During the first quarter, the Company refinanced certain of its existing term debt as well as $23.8 million of First Preferred Ship Mortgage Notes with a new $223 million corporate revolving credit facility at improved rates and credit terms.
The revolving credit facility also provided an additional $20 million of liquidity to the Company. In July 1995, the Company received $137.6 million net proceeds from its initial public offering of common stock, thereby further boosting liquidity and reducing debt through a $135 million reduction in the amount outstanding under the revolving credit facility.

Net cash flow from operations decreased to $41.9 million in the first half of fiscal 1996 from $51.2 million during the first half of fiscal 1995. The decrease was mainly caused by an increase in non-cash working capital balances, partially offset by higher income from operations.

One vessel was sold during the second quarter of fiscal 1996, resulting in net proceeds of $5.6 million. In addition, the Company received $17.3 million in the first quarter of fiscal 1996 as a result of a vessel sale and the receipt of proceeds from vessel sales receivable at the end of fiscal 1995.
Subsequent to September 30, 1995, the Company entered into an agreement for the sale of a vessel for $6.0 million. This sale, if consummated, will result in a net gain of approximately $5.4 million.

The Company took delivery of two modern second-hand Aframax tankers and one newbuilding during the first half of fiscal 1996, as replacements for older tankers recently sold, resulting in expenditures of $46.9 million net of capital lease financing of $44.6 million. Subsequent to September 30, 1995, the Company entered into an agreement to acquire a 1987-built Aframax tanker, whereby the Company will time-charter the vessel for a period of one year and then purchase the vessel for $26.5 million. The Company intends to finance this purchase by using existing cash balances or credit lines.

The Company has outstanding a number of interest rate swap agreements with commercial banks covering a total notional principal amount of $175 million as at September 30, 1995. The agreements expire between October 1995 and April 1996 and have an average remaining life of 4.5 months. These agreements effectively change the Company's interest rate exposure on $175 million of debt from a floating LIBOR rate to an average fixed rate of 5.68%. Subsequent to September 30, 1995, the Company entered into an additional $250 million in interest rate swap agreements with three commercial banks. These new swap agreements have an average life of 3 years, expiring between October 1998 and December 1998, and effectively change the Company's interest rate exposure on $250 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%. The Company also has outstanding $200 million of interest rate caps with a strike price of 8.00% vs. 3 month LIBOR. These caps expire in April 1997.

During the first half of fiscal 1996, the Company's total liquidity, including cash, marketable securities and undrawn lines of credit, increased from $85.7 million as of March 31, 1995 to $244.3 million as of September 30, 1995.

                      TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                          (FORMERLY VIKING STAR SHIPPING INC.)
                                   SEPTEMBER 30, 1995

                             PART II:  OTHER INFORMATION

Item 1 - Legal Proceedings

Item 2 - Changes in Securities

Item 3 - Defaults Upon Senior Securities

Item 4 - Submission of Matters to a Vote of Security Holders

Item 5 - Other Information

Item 6 - Exhibits and Reports on Form 6-K

         a.      Exhibits

                 27.1 Financial Data Schedule

         b.      Reports on Form 6-K








THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TEEKAY SHIPPING CORPORATION



Date:  November 9, 1995           By: /s/ Anthony Gurnee
       -------------------            ------------------------------------------
                                      Anthony Gurnee,
                                      Vice-President and Chief Financial Officer






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